UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zenvia Inc.

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Gestão de Recursos Ltda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,113,813
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,113,813
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,113,813
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,119,930
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,119,930
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,930
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,356,213
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,356,213
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,356,213
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,637,670
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,637,670
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,637,670
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Zenvia Co-investment Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,119,930
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,119,930
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,930
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9889V101

1	NAMES OF REPORTING PERSONS Oria Zenvia Co-investment Holdings II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer

Zenvia Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Office

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

i.	Oria Gestão de Recursos Ltda

Avenida Paulista 2300, Pilotis Floor

Edifício São Luis São Paulo—SP, 02035-010, Brazil

Citizenship: Brazil

ii.	Oria Capital Ltd.

Avenida Paulista 2300, Pilotis Floor

Edifício São Luis São Paulo—SP, 02035-010, Brazil

Citizenship: Cayman Islands

iii.	Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia

Avenida Paulista 2300, Pilotis Floor

Edifício São Luis São Paulo—SP, 02035-010, Brazil

Citizenship: Brazil

iv.	Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia

Avenida Paulista 2300, Pilotis Floor

Edifício São Luis São Paulo—SP, 02035-010, Brazil

Citizenship: Brazil

v.	Oria Zenvia Co-investment Holdings, LP

152928 Canada Inc. at 199 Bay Street, Suite 5300

Toronto, Ontario M5L 1B9

Citizenship: Canada

vi.	Oria Zenvia Co-investment Holdings II, LP

152928 Canada Inc. at 199 Bay Street, Suite 5300

Toronto, Ontario M5L 1B9

Citizenship: Canada

Item 2(d).	Title of Class of Securities

Class A common shares, par value $0.00005 per share (the “Class A Common Shares”)

Item 2(e).	CUSIP Number

G9889V101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia directly holds 27,108 Class A Common Shares and 4,329,105 Class B common shares of the Issuer convertible at any time at the option of the holder and automatically upon transfer, subject to certain exceptions, into an equal number of Class A Common Shares (the “Class B Common Shares”); Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia directly holds 2,637,670 Class B Common Shares and Oria Zenvia Co-investment Holdings, LP directly holds 7,119,930 Class B Common Shares, representing in the aggregate approximately 43.9% of the outstanding Class A Common Shares calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”) based on 18,075,058 Class A Common Shares outstanding as of October 26, 2022 as set forth in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 28, 2022, and taking into account the Class B Common Shares beneficially owned by each Reporting Person. Such shares represent in the aggregate 33.8% of the outstanding common shares of the Issuer based on 18,075,058 Class A Common Shares and 23,664,925 Class B Common Shares outstanding as of October 26, 2022 as set forth in the Proxy Statement filed by the Issuer with the SEC on October 28, 2022.

Oria Gestão de Recursos Ltda is the manager to each of Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and may be deemed to have voting and dispositive power over shares directly held by such funds.

Oria Capital Ltd. is the general partner of each of Oria Zenvia Co-investment Holdings, LP and Oria Zenvia Co-investment Holdings II, LP and Oria Gestão de Recursos Ltda is the investment manager of such funds and each may be deemed to have voting and dispositive power over shares directly held by such funds.

Each Class A Common Share is entitled to one vote, and each Class B common share is entitled to ten votes.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class A Common Shares listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Oria Zenvia Co-investment Holdings II, LP no longer beneficially owns any Class A Common Shares of the Issuer and as such, this represents an exit filing for such entity.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

ORIA GESTÃO DE RECURSOS LTDA

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory

ORIA CAPITAL LTD.

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory

ORIA TECH ZENVIA CO-INVESTMENT — FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By: Oria Gestão de Recursos Ltda, its Manager

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory

ORIA TECH I INOVAÇÃO FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By: Oria Gestão de Recursos Ltda, its Manager

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory

ORIA ZENVIA CO-INVESTMENT HOLDINGS, LP

By: Oria Gestão de Recursos Ltda, its Investment Manager

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory

ORIA ZENVIA CO-INVESTMENT HOLDINGS II, LP

By: Oria Gestão de Recursos Ltda, its Investment Manager

By:	/s/ Carlos Henrique Testolini
Name:	Carlos Henrique Testolini
Title:	Authorized signatory

By:	/s/ Piero Lara Rosatelli
Name:	Piero Lara Rosatelli
Title:	Authorized signatory